EXHIBIT 21.1

                        Subsidiaries of the Registrant


Automotive Safety Components International, Inc. (Delaware)
Automotive Safety Components International Limited (United Kingdom) Automotive Safety Components International, S.A. de C.V. (Mexico)
Automotive Safety Components International, s.r.o. (Czech Republic) Galion, Inc. (Delaware)
Valentec Systems, Inc. (Delaware)
Automotive Safety Components International GmbH (Germany)
Acquisition GmbH and Co. K G (Germany)